Exhibit 99.1

FOR IMMEDIATE RELEASE

Giant Interactive Announces

Fourth QUARTER and fiscal year 2012 RESULTS and regular dividend of US$0.42 per ADS or ordinary share

SHANGHAI, PRC — February 26, 2013 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or the “Company”), one of China’s leading online game developers and operators, announced today its unaudited financial results for the fourth quarter and year ended December 31, 2012.

Fourth Quarter 2012 Highlights as Compared to Third Quarter 2012 (“QoQ”) and Fourth Quarter 2011 (“YoY”):

•	Net revenue was RMB571.7 million (US$91.8 million), up 5.2% QoQ and up 15.5% YoY.

•	Gross profit was RMB493.2 million (US$79.2 million), up 5.4% QoQ and up 15.5% YoY. Gross profit margin for the fourth quarter 2012 was 86.3%.

•	Net income attributable to the Company’s shareholders was RMB82.7 million (US$13.3 million), down 73.5% QoQ and down 66.4% YoY, primarily due to an impairment charge related to the Company’s investment in Five One Network Development Co., Ltd (“51.com”). The margin of net income attributable to the Company’s shareholders for the fourth quarter 2012 was 14.5%.

•	Basic and diluted earnings per American Depositary Share (“ADS”) which represents one ordinary share, were RMB0.35 (US$0.06) and RMB0.34 (US$0.05), respectively, compared to basic and diluted earnings per ADS of RMB1.32 and RMB1.28, respectively, for the third quarter 2012, and basic and diluted earnings per ADS of RMB1.05 and RMB1.05, respectively, for the fourth quarter 2011.

•	Non-GAAP net income attributable to the Company’s shareholders was RMB350.0 million (US$56.2 million), up 2.2% QoQ and up 35.8% YoY. The margin of non-GAAP net income attributable to the Company’s shareholders was 61.2%.

•	Basic and diluted non-GAAP earnings per ADS were RMB1.47 (US$0.24) and RMB1.43 (US$0.23), respectively, compared to basic and diluted non-GAAP earnings per ADS of RMB1.45 and RMB1.41, respectively, for the third quarter 2012, and basic and diluted non-GAAP earnings per ADS of RMB1.09 and RMB1.09, respectively, for the fourth quarter 2011.

•	Active Paying Accounts (“APA”) for online games was 2,300,000, up 2.6% QoQ and up 6.1% YoY.

•	Average Revenue Per User (“ARPU”) for online games was RMB238, flat QoQ and up 7.4% YoY.

•	Average Concurrent Users (“ACU”) for online games was 702,000, up 1.1% QoQ and up 5.1% YoY.

•	Peak Concurrent Users (“PCU”) for online games was 2,370,000, up 1.8% QoQ and up 1.3% YoY.

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Please refer to “Use of Non-GAAP Financial Measures” commencing on page 10 for a reconciliation between net income attributable to the Company’s shareholder on a GAAP and non-GAAP basis.

Fiscal Year 2012 Highlights as Compared to Fiscal Year 2011:

•	Net revenue increased 20.1% to RMB2,151.9 million (US$345.4 million).

•	Gross profit increased 21.4% to RMB1,863.5 million (US$299.1 million).

•	Gross profit margin was 86.6% as compared to 85.6% for fiscal year 2011.

•	Net income attributable to the Company’s shareholders increased 12.9% to RMB993.7 million (US$159.5 million).

•	Net income attributable to the Company’s shareholders as a percentage of net revenue was 46.2%.

•	Basic and diluted earnings per ADS increased 10.8% and 9.0%, respectively, to RMB4.20 (US$0.67) and RMB4.13 (US$0.66), respectively.

•	Non-GAAP net income attributable to the Company’s shareholders increased 24.7% to RMB1,354.3 million (US$217.4 million).

•	Non-GAAP net income attributable to the Company’s shareholders as a percentage of net revenue was 62.9%.

•	Basic and diluted non-GAAP earnings per ADS increased 22.2% and 20.1%, respectively, to RMB5.72 (US$0.92) and RMB5.62 (US$0.90), respectively.

Please refer to“Use of Non-GAAP Financial Measures” commencing on page 10 for a reconciliation between net income attributable to the Company’s shareholders on a GAAP and non-GAAP basis.

Mr. Yuzhu Shi, Giant’s Chairman and Chief Executive Officer commented, “2012 marked another year of strong growth. We have grown quarter over quarter for the past twelve consecutive quarters, and once again, following the impressive 34% annual revenue growth in 2011, we delivered a 20% annual growth in our total net revenue in 2012. Such growth was primarily driven by the continued growth of our flagship game ZT Online 2 and contribution from its newly launched micro-client version. We are especially proud of our achievements in 2012, as much of our resources were allocated to build up our webgame business in addition to continued development of new MMOs. Yet, through solid execution and prudent spending, we not only delivered top and bottom line growth, but also maintained high margins. While we continue to provide new content for ZT Online 2 and expect continued growth in 2013, we have also made significant progress in diversifying our MMO game portfolio.”

Mr. Shi continued, “In 2013, we will debut our next self-developed 3D MMO flagship game, World of Xianxia. This game has gone through various testing and has received positive results. The official closed beta testing and large scale marketing campaign will begin in the second quarter of 2013. We anticipate World of Xianxia to become our primary growth driver for 2013.”

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“For our webgames offerings, after a year of intense development and preparation, two webgames are set for commercial launch in the first half of 2013 and are expected to become major growth drivers for 2013.”

“In 2013, mobile game development will be our new major strategic focus. Mobile is the future of online access and we plan to keep delivering the best game experiences regardless of how the games are delivered, whether through PCs, tablets, or mobile phones. We have spent considerable amount of time analyzing the differences between PC and mobile gamers including their game-playing habits and preferences. The study will help us to better apply our leading game design experience to our future mobile game development. Furthermore, we started building our internal mobile game development team last year with an aim to produce a few high quality mobile games in 2013. Not only will we allocate sufficient resources to build a best-in-class mobile game development team, but we will also actively seek merger and acquisition and partnership opportunities to maximize our mobile game offerings.”

“In addition to our home market, we plan to further expand our horizon internationally. We will continue to work with our overseas business partners to export our existing and pipeline games in PC, web or mobile format, whichever is most suitable to the local market. We will also actively seek opportunities to license and publish major foreign titles in China, to partner with other game companies to jointly develop new games, or to invest in foreign game companies.”

Mr. Shi concluded, “Our long-term business objective remains firmly in delivering shareholder value, through execution of our multi-year plan to (a) broaden our user base through producing innovative and high quality games, (b) expand our distribution channels through leveraging our strong relationships with Internet platforms, and (c) increase our geographic footprint through our overseas business partners. In light of our strong business fundamentals and healthy cash flow, our Board of Directors has declared a cash dividend of US$0.42 per ordinary share or ADS for fiscal year 2012. This dividend implied a 50% pay-out of our earnings per share/ADS, excluding the impairment charge related to our investment in 51.com, formerly a China-based social networking company which transitioned into an online game developer and operator in recent years. Commencing in 2013, we plan to pay dividends semi-annually. Given our strong game pipeline and solid execution of business strategies, we are confident that we will maintain our growth trends and reach new levels of success in 2013.”

Fourth Quarter Fiscal and Fiscal Year 2012 Unaudited Financial Results

Net Revenue. Net revenue for the fourth quarter 2012 was RMB571.7 million (US$91.8 million), representing a 5.2% increase from RMB543.2 million in the third quarter 2012, and a 15.5% increase from RMB494.8 million in the fourth quarter 2011.

Revenue from online games in the fourth quarter 2012 totaled RMB555.7 million (US$89.2 million), representing a 6.1% increase from RMB523.8 million in the third quarter 2012, and an 18.3% increase from RMB469.6 million in the fourth quarter 2011. The sequential as well as the year-over-year increases in online game net revenue were primarily due to the continued growth of ZT Online 2 and the contribution from its newly launched micro-client version.

For the fiscal year 2012, revenue from online games increased 22.0% to RMB2,075.0 million (US$333.1 million), from RMB1,701.3 million in fiscal year 2011.

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APA for online games in the fourth quarter 2012 was 2,300,000, representing a 2.6% sequential increase and a 6.1% increase compared to the fourth quarter 2011. The sequential and year-over-year increases in APA were mainly due to the growth of the ZT Online franchise. ARPU for online games in the fourth quarter 2012 was RMB238, nearly flat compared to the third quarter of 2012 and up 7.4% compared to the fourth quarter 2011. The year-over-year increase in ARPU was mainly due to ZT Online 2 users spending more as they progress through the game. ACU for online games in the fourth quarter 2012 was 702,000, representing a 1.1% sequential increase and a 5.1% increase over the fourth quarter 2011. PCU for online games in the fourth quarter 2012 was 2,370,000, representing a 1.8% sequential increase and a 1.3% increase over the fourth quarter 2011. The sequential and year-over-year increases in ACU and PCU were mainly due to the continued popularity of the ZT Online franchise.

Cost of Services. Cost of services for the fourth quarter 2012 was RMB78.5 million (US$12.6 million), representing a 4.5% increase from the third quarter 2012 and a 15.9% increase from the fourth quarter 2011. The sequential increase in cost of services was mainly due to the year-end bonuses accrued for related personnel, while the year-over-year increase was mainly due to the overall growth of our business operations.

Cost of services increased 12.1% to RMB 288.4 million (US$46.3 million) for the fiscal year 2012, from RMB257.2 million in 2011. This increase was primarily attributable to the growth of our business.

Gross Profit and Gross Margin. Gross profit for the fourth quarter 2012 was RMB493.2 million (US$79.2 million), representing a 5.4% increase from the third quarter 2012 and a 15.5% increase from the fourth quarter 2011. Gross margin for the fourth quarter 2012 was 86.3%, which remained flat compared with the third quarter 2012 and the fourth quarter 2011.

Gross profit increased 21.4% to RMB1,863.5 million (US$299.1 million) for the fiscal year 2012, from RMB1,535.0 million in 2011, driven by the increase in net revenue. Gross margin for the fiscal year 2012 was 86.6%, compared with 85.6% in 2011.

Operating Expenses. Total operating expenses for the fourth quarter 2012 were RMB159.2 million (US$25.6 million), representing a 12.3% increase from RMB141.7 million in the third quarter 2012 and an 18.7% increase from RMB134.1 million in the fourth quarter 2011. As a percentage of revenue, total operating expenses were 27.8% for the fourth quarter 2012, compared to 26.1% in the third quarter 2012 and 27.1% in the fourth quarter 2011. The sequential increase in operating expenses was mainly due to the increase in R&D expenses, while the year-over-year increase in operating expenses was mainly attributable to the increase in R&D and G&A expenses and less government financial incentive, partially offset by less sales and marketing spending in the fourth quarter 2012 as compared to the fourth quarter 2011.

For the fiscal year 2012, total operating expenses increased 22.4% to RMB558.3 million (US$89.6 million) from RMB456.2 million in fiscal year 2011. The increase was primarily due to the increase in R&D and G&A expenses, partially offset by the decrease in sales and marketing expenses and higher government incentive in 2012 as compared to 2011.

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Research and product development (“R&D”) expenses for the fourth quarter 2012 were RMB 96.5 million (US$15.5 million), representing a 26.9% increase from RMB76.1 million in the third quarter 2012 and a 39.5% increase from RMB69.2 million in the fourth quarter 2011. As a percentage of revenue, R&D expenses were 16.9% for the fourth quarter 2012, compared to 14.0% in the third quarter 2012 and 14.0% in the fourth quarter 2011. The sequential increase in R&D expenses was mainly attributable to increased headcount allocated to our new products and increased cash compensation for our R&D employees including pay raises and performance based bonuses. The year-over-year increase was primarily due to increased headcount allocated to our new products, increased cash compensation and share-based compensation expenses related to restricted shares granted at the end of November 2011.

For the fiscal year 2012, R&D expenses increased 42.0% to RMB326.8 million (US$52.5 million) from RMB230.2 million in 2011. This increase was primarily attributable to the expansion of our R&D department to accommodate additional product development, increased cash compensation including regular pay raises and performance based bonuses, and increased share-based compensation expenses related to restricted shares granted at the end of November 2011.

Sales and marketing (“S&M”) expenses for the fourth quarter 2012 were RMB38.9 million (US$6.2 million), representing a 4.0% increase from RMB37.4 million in the third quarter 2012, and a 29.7% decrease from RMB55.3 million in the fourth quarter 2011. As a percentage of revenue, S&M expenses were 6.8% in the fourth quarter 2012, compared to 6.9% in the third quarter 2012 and 11.2% in the fourth quarter 2011. The sequential increase in S&M expenses was minimal. The year-over-year decrease in S&M expenses was primarily due to the large scale marketing related to the open beta testing of ZT Online 2 and Elsword in the fourth quarter of 2011, while in the fourth quarter of 2012, marketing spending for these games reverted back to the normal scale.

For fiscal year 2012, S&M expenses were RMB146.5 million (US$23.5 million), down 13.8% from RMB170.0 million for fiscal year 2011, mainly due to higher marketing expenses incurred in 2011, which related to the commercial launch of ZT Online 2 and Elsword.

General and administrative (“G&A”) expenses for the fourth quarter 2012 were RMB34.2 million (US$5.5 million), representing a 10.7% decrease from RMB38.3 million in the third quarter 2012, and a 24.7% increase from RMB27.4 million in the fourth quarter 2011. As a percentage of revenue, G&A expenses were 6.0% in the fourth quarter 2012, compared to 7.0% in the third quarter 2012 and 5.5% in the fourth quarter 2011. The sequential decrease in G&A expenses was mainly due to higher reimbursements related to our ADR program in the fourth quarter 2012, while the year-over-year increase was mainly attributable to the share-based compensation expenses related to the restricted shares granted at the end of November 2011 and fewer reimbursements related to our ADR program during the fourth quarter 2012 as compared to the fourth quarter 2011.

For fiscal year 2012, G&A expenses increased 43.4% to RMB148.7 million (US$23.9 million) from RMB103.7 million in fiscal year 2011. This increase was primarily the result of the share-based compensation expenses related to the restricted shares granted at the end of November 2011 and fewer reimbursements related to our ADR program in fiscal year 2012 as compared to fiscal year 2011.

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Government Financial Incentives. The government financial incentives, which mainly relate to the refund of business tax, value-added tax, and enterprise income tax from the Shanghai municipal government, was RMB10.4 million (US$1.7 million) in the fourth quarter 2012. The Company records such government financial incentive as a reduction in operating expenses.

The total financial incentive received for fiscal year 2012 increased to RMB63.6 million (US$10.2 million) from RMB47.7 million in 2011.

Interest Income. Interest income for the fourth quarter 2012 was RMB26.6 million (US$4.3 million), representing a 15.1% decrease from RMB31.3 million in the third quarter 2012, and a 83.1% increase from RMB14.5 million in the fourth quarter 2011. The sequential decrease in interest income was mainly due to the maturity of certain short-term investments in the fourth quarter 2012, while the year-over-year increase was due to the growing cash balance and higher returns on certain short-term investments.

For the fiscal year 2012, interest income decreased to RMB105.8 million (US$17.0 million) from RMB141.6 million in fiscal year 2011. This decrease was primarily attributable to the lower interest income earned from a lower cash balance in 2012 compared to 2011, which was caused by the payment of a special cash dividend of US$3.00 per ADS or ordinary share in September 2011.

Income Tax. Income tax expense for the fourth quarter 2012 was RMB28.7 million (US$4.6million), compared to income tax expense of RMB30.9 million in the third quarter 2012 and income tax expense of RMB39.9 million in the fourth quarter 2011. The sequential decrease in income tax expense was slight, while the year-over-year decrease was primarily due to the start of tax holiday periods in 2012 for certain profitable subsidiaries of the Company.

Income tax expense for fiscal year 2012 decreased to RMB124.2 million (US$19.9 million), compared to RMB352.4 million for fiscal year 2011. The decrease in income tax expense was mainly due an one-time withholding tax accrued in the second quarter 2011 in connection with the repatriation of cash for a special cash dividend paid in September 2011, partially offset by the recognition of RMB63.0 million in deferred tax assets (an increase in deferred tax asset on the balance sheet and a corresponding income tax benefit on the income statement).

Investment Income (Loss). During the fourth quarter 2012, we recorded an impairment charge of RMB240.7 million (US$38.6 million), which relates to our 2008 investment in 51.com, a Chinese online social networking service provider, as the decline in the fair value of this investment was determined to be other-than-temporary. This investment loss resulted from 51.com’s lower than expected core business revenue and operating cash flow, and delay in its R&D activities and planned promotion campaigns of its newly launched games.

Net Income Attributable to the Company’s Shareholders. Net income attributable to the Company’s shareholders for the fourth quarter 2012 was RMB82.7 million (US$13.3 million), representing a 73.5% decrease from RMB311.7 million in the third quarter 2012, and a 66.4% decrease from RMB246.4 million in the fourth quarter 2011. The sequential and year-over-year decreases in net income attributable to the Company’s shareholders was primarily due to the investment loss which relates to our investment in 51.com in 2008, partially offset by the Company’s general business growth. The margin of net income attributable to the Company’s shareholders for the fourth quarter 2012 was 14.5%, compared to 57.4% in the previous quarter and 49.8% in the fourth quarter 2011.

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Fiscal year 2012 net income attributable to the Company’s shareholders was RMB993.7 million (US$159.5 million), a 12.9% increase from RMB880.0 million in 2011. Fiscal year 2012 net income attributable to the Company’s shareholders as a percentage of net revenue decreased to 46.2% from 49.1% in 2011, which was primarily due to the investment loss related to 51.com.

Non-GAAP net income attributable to the Company’s shareholders for the fourth quarter 2012 was RMB350.0 million (US$56.2 million) representing a 2.2% increase from RMB342.5 million in the third quarter 2012, and a 35.8% increase from RMB257.7 million in the fourth quarter 2011. The margin of non-GAAP net income attributable to the Company’s shareholders was 61.2%, compared to 63.0% in the previous quarter and 52.1% in the fourth quarter of 2011. Please refer to “Use of Non-GAAP Financial Measures” commencing on page 10 for a reconciliation between net income attributable to the Company’s shareholder on a GAAP and non-GAAP basis.

For fiscal year 2012 non-GAAP net income attributable to the Company’s shareholders was RMB1,354.3million (US$217.4 million) representing a 24.7% increase from RMB1,086.3 million in fiscal year 2011. The increase was due to the growth of the Company’s game operations. The margin of non-GAAP net income attributable to the Company’s shareholders was 62.9% for the fiscal year 2012, compared to 60.6% in the fiscal year 2011.

Cash and Cash Equivalents and Short-Term Investments. As of December 31, 2012, the Company’s cash and cash equivalents and short-term investments totaled RMB2,682.4 million (US$430.6 million), compared to RMB2, 337.7 million as of September 30, 2012. The sequential increase was primarily due to the growth of the Company’s game operations.

Goodwill. The Company recorded RMB77.1 million of goodwill in the fourth quarter 2012 associated with the reacquisition of a controlling equity interest in Beijing Huayi Giant Information Technology Co., Ltd. (“Beijing Huayi Giant”) from Huayi Brothers Media Corporation (“Huayi”), which was previously sold to Huayi in December 2010. Upon the completion of the reacquisition, Beijing Huayi Giant became a consolidated subsidiary of the Company.

Investment in Equity Investees.  In September 2011, the Company invested in Yunfeng e-Commerce Funds for the purpose of purchasing shares of the Alibaba Group. Based on the Company’s best estimation relying on public information available as of December 31, 2012, the Company increased the carrying value of its investment in Yunfeng e-Commerce Funds from RMB310.7 million to RMB353.5 million (US$56.7 million), and recorded a cumulative unrealized holding gain of approximately RMB45.5 million (US$7.3 million) within Accumulated Other Comprehensive Income on the Consolidated Balance Sheets, and also within Unrealized Holding Income/(Loss), as a component of Other Comprehensive Income/(Loss) on the Consolidated Statements of Operations and Comprehensive Income. Further adjustments to such investment in Yunfeng e-Commerce Funds may be recorded based on information available after this release and before issuance of Form 20-F by the Company. However, if there are any adjustments recorded to Investment in equity investees and Other comprehensive income (loss), then the effects of which will have no impact on Net income attributable to the Company’s shareholders and Earnings per share.

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Cash Dividend. The Company announced a cash dividend of US$0.42 per ADS or ordinary share on its outstanding shares. The ordinary cash dividend is payable to shareholders of record at the close of trading on May 20, 2013 (Eastern Time). The total cash payment will be approximately US$100.5 million. Commencing in 2013, the Company intends to pay regular cash dividends semi-annually. The payment amounts and dates are subject to, among other things, approval by the Board of Directors and compliance with applicable laws.

Business Highlights and Outlook

Existing Games

ZT Online 1 Series – During the fourth quarter 2012, the Company held several ZT Online player killing (“PK”) tournaments to celebrate the 8th anniversary of the game, which received positive feedback from gamers. The Company updated gameplays and introduced a new PK system to encourage player enthusiasm and online interactions. For ZT Online Classic Edition, the Company also added new gameplays and skills, and optimized the maps within the game. For ZT Online Green Edition, the Company held a large-scale PK tournament and introduced several new functions, having drawn immense attention from gamers.

ZT Online 2 – In October 2012, the Company launched part 2 of the second expansion pack for ZT Online 2, which included two new professions. In December 2012, the Company launched a large annual PK tournament, which ran throughout the Chinese New Year holiday and will end by the end of March 2013. The Company will add new maps, functions and other gameplays to the game by the end of the first quarter 2013. The micro-client version has shown strong performance on Qihoo 360’s platform by attracting new players and contributing incremental revenue.

Elsword – During the fourth quarter 2012, upon the anniversary of the commercial launch of the game, the Company ran various online promotional activities as well as adding new professions to the game. In 2013, the Company will continue to introduce new professions, new dungeons and other new content to keep the gamers engaged.

Allods Online – Gamers who enjoy playing western-style MMOs have welcomed Allods Online. The game has shown fairly steady performance throughout the fourth quarter 2012. In the first quarter 2013, the Company plans to release a new expansion pack.

Pipeline Games

World of Xianxia - On November 30, 2012, unlimited closed beta testing began for World of Xianxia, with the goal of testing gamers’ acceptance of the innovative GvG (Group vs. Group) social structure and its unique virtual item system. Having received positive feedback, the game is ready for a formal launch. During the first quarter 2013, the Company plans to add new professions and maps. Official closed beta testing with large scale marketing campaign is scheduled to begin in April 2013. The Company expects World of Xianxia to become its latest flagship game.

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Webgames - Genesis of the Empire is an action role playing game (“ARPG”) based on the Three Kingdoms era of ancient Chinese history. The Sky is an ARPG incorporating certain core gameplays from the ZT Online series. The Company expects to commercially launch these two games in the first half of 2013.

Glorious Mission – Glorious Mission is the Company’s first self-developed first person shooter (“FPS”) game and is currently the only game in the world that is playable from the perspective of the Chinese military, the People’s Liberation Army (“PLA”). During the third quarter 2012, the Company released an upgraded single-player campaign version of the game based on the version which the Company delivered to the PLA in June 2011, and has attracted over one million downloads. The development team is currently working on the online version and is targeting the first half of 2013 for an engineering testing.

First Quarter 2013 Guidance —The Company expects total revenue for the first quarter 2013 to be approximately the same as total revenue for the fourth quarter 2012, due to the first quarter typically being a weak season in our business because many gamers travel during the Chinese New Year holiday, and because of the lack of new game launches.

Conference Call

Giant’s senior management will host a conference call on February 26, 2013 at 8:00 pm (US Eastern Time)/5:00 pm (US Pacific Time), which is 9:00 am on February 27, 2013 (Beijing Time) to discuss the 2012 fourth quarter and fiscal year financial results and recent business activities.

The conference call may be accessed using the following numbers:

US: +1-866-519-4004

China: 400-620-8038

Hong Kong: 800-930-346

International: +65-6723-9381

Passcode: Giant

Please dial in approximately 10 minutes before the scheduled time of this call.

A replay of the conference call will be available starting from 11:00 pm (US Eastern Time) on February 26, 2013 to 11:00 pm (US Eastern Time) on March 5, 2013 using the following numbers:

US: +1-855-452-5696

Outside US: +61-2-8199-0299

Passcode: 97691588

A live webcast of the conference call and replay will be available on the investor relations page of Giant Interactive Group’s website at http://www.ga-me.com/earningsannouncements.php.

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Currency Convenience Translation

This earnings press release contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.2301, which was the noon buying rate as of December 31, 2012 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all.

Use of Non-GAAP Financial Measures

The Company has reported net income attributable to the Company’s shareholders for the period indicated below on a non-GAAP basis excluding non-cash share-based compensation, accrued withholding tax associated with the repatriation of cash for the special dividend, recognition of additional deferred tax assets, foreign exchange gains on the payment of a special dividend and the impairment charge related to the Company’s 51.com investment. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company as well as when planning and forecasting future periods.

In addition, during the fourth quarter of fiscal year 2012, the Company recorded an investment loss of RMB240.7 million (US$38.6 million) related to the investment in 51.com in 2008, as the decline in its fair value was determined to be other-than-temporary. This investment loss resulted from lower than expected core business revenue and operating cash flow from 51.com, and delay in its R&D activities as well as promotion campaign of newly launched games.

We do not believe that these charges are indicative of future operating results. We believe that investors benefit from excluding these charges from our operating results to facilitate a more meaningful evaluation of current operating performance and comparisons of past operating performance.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information.

The table below sets forth the reconciliation of GAAP measures to non-GAAP measures for the indicated periods:

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Giant Interactive Group Inc.

Reconciliation of GAAP to Non-GAAP (Unaudited)

	Three months ended
	December 31,	September 30,	December 31,	December 31,
	2011	2012	2012	2012
	(RMB)	(RMB)	(RMB)	(US$)

GAAP net income attributable to the Company’s shareholders:	246,445,824	311,659,943	82,690,299	13,272,707

Share-based compensation	11,206,516	30,827,515	26,554,599	4,262,308
Impairment of 51 investment			240,725,709	38,639,140
Non-GAAP net income attributable to the Company’s shareholders:	257,652,340	342,487,458	349,970,607	56,174,155

Non-GAAP earnings per share:

Basic	1.09	1.45	1.47	0.24
Diluted	1.09	1.41	1.43	0.23

Weighted average ordinary shares:

Basic	235,584,292	236,534,154	238,308,804	238,308,804
Diluted	235,584,292	243,395,859	243,966,387	243,966,387

	For the year ended
	December 31,	December 31,	December 31,
	2011	2012	2012
	(RMB)	(RMB)	(US$)

GAAP net income attributable to the Company’s shareholders:	879,966,874	993,720,006	159,503,059

Share-based compensation	29,335,180	119,892,890	19,244,136
Accrued withholding tax associated with the repatriation of cash for the special dividend	259,647,915
Recognizing additional deferred tax assets	(63,240,829)
Foreign exchange gains for the payment of the special dividend	(19,437,460)
Impairment of 51 investment		240,725,709	38,639,140

Non-GAAP net income attributable to the Company’s shareholders:	1,086,271,680	1,354,338,605	217,386,335

Non-GAAP earnings per share:

Basic	4.68	5.72	0.92
Diluted	4.68	5.62	0.90

Weighted average ordinary shares:

Basic	232,004,879	236,796,818	236,796,818
Diluted	232,004,879	240,821,127	240,821,127

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share, and focuses on massively multiplayer online role playing games. Currently, Giant operates multiple games, including the ZT Online 1 Series, ZT Online 2, Elsword, and Allods Online. The Company has built a nationwide distribution network to sell the prepaid game cards and game points required to play the Company’s games. For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

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FOR IMMEDIATE RELEASE

Safe Harbor Statement

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include statements regarding the Company’s expectation for continued growth in 2013, the ability of World of Xianxia to become the Company’s next flagship game; the ability of Genesis of the Empire and The Sky to become the Company’s major growth drivers in 2013; the ability of the Company to implement its strategy in connection with webgames and mobile games, such as the expected commercial launches of Genesis of the Empire and The Sky; the ability of the Company to apply its game design experience in the development of mobile games; the ability of the Company to allocate sufficient resources and build a best-in-class mobile game development team; the ability of the Company to seek merger, acquisition and partnership opportunities for maximizing its mobile game offerings or further expand into overseas markets; the ability of the Company to continue to pay dividends based on future cash flows; the timetable for testing and release of new games and expansion packs in the Company’s game pipeline, and the Company’s expectation that total revenue in the first quarter 2013 will be approximately the same as total revenue in the fourth quarter 2012. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among the factors that could cause the Company’s actual results to differ from what the Company currently anticipates may include a deterioration in the performances of the ZT Online 1 Series and ZT Online 2, unexpected delays in developing expansion packs or in the timetable for testing and launching our games, our dependence on ZT Online Franchise, which currently account for the majority of our historical net revenues, failure of our webgames, MMO pipeline games, first FPS game or other diversification or distribution efforts to grow as successful as expected, failure of World of Xianxia to become the Company’s latest flagship game, inability of World of Xianxia, Genesis of the Empire, and The Sky to become drivers for revenue growth, the Company’s total revenue in the first quarter 2013 not at least matching the Company’s total revenue in fourth quarter 2012, our uncertainties with respect to the PRC legal and regulatory environments and the volatility of the markets in which the Company operates.  The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20-F for the fiscal year 2011, as filed with the Securities and Exchange Commission on April 23, 2012 and in our amended annual report on Form 20-F/A for fiscal year 2011, as filed with the Securities and Exchange Commission on September 26, 2012; both of which are available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our annual report for fiscal year 2011. Our actual results of operations for the fourth quarter of and full year 2012 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

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FOR IMMEDIATE RELEASE

Investor Contacts:

Giant Interactive Group Inc. Rich Chiang, IR Director T: +86-21-3397-9959 E: ir@ztgame.com www.ga-me.com	Giant Interactive Group Inc. Kristie Chen, IR Manager T: +86-21-3397-9971 E: ir@ztgame.com www.ga-me.com

Fleishman-Hillard Hon Gay Lau T: +852-2530-0228 E: giantinteractive@fleishman.com

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FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP INC.

CONSOLIDATED BALANCE SHEETS

	Audited	Unaudited	Unaudited	Unaudited
	December 31,	September 30,	December 31,	December 31,
	2011	2012	2012	2012
	(RMB)	(RMB)	(RMB)	(US$)
ASSETS
Current assets:
Cash and cash equivalents	950,321,028	1,017,685,858	1,943,061,530	311,882,880
Prepayments and other current assets	111,951,828	179,988,925	236,446,037	37,952,206
Accounts receivable	13,692,673	12,082,488	12,106,819	1,943,278
Due from related parties	3,410,114	15,516,480	7,370,022	1,182,970
Inventories	317,019	562,208	333,195	53,481
Deferred tax assets	179,779,122	164,684,388	157,885,822	25,342,422
Short-term investments	919,774,660	1,319,976,950	739,314,900	118,668,224

Total current assets	2,179,246,444	2,710,497,297	3,096,518,325	497,025,461
Non-current assets:
Property and equipment, net	349,667,907	343,946,307	340,242,374	54,612,667
Intangible assets, net	26,448,716	28,831,697	32,799,853	5,264,739
Due from research and development entity partners	7,637,000	12,637,000	7,637,000	1,225,823
Goodwill	22,201,960	22,201,960	99,316,001	15,941,317
Investment in equity investees	351,400,224	346,657,534	354,166,222	56,847,598
Long-term investment	29,495,239	39,331,600	48,331,600	7,757,757
Available-for-sale securities	386,851,118	345,966,664	78,740,916	12,638,788
Held-to-maturity securities	100,000,000	190,000,000	190,000,000	30,497,103
Deferred tax assets	17,100,182	23,666,048	25,345,455	4,068,226
Other assets	81,182,192	35,987,666	25,541,335	4,099,667

Total non-current assets	1,371,984,538	1,389,226,476	1,202,120,756	192,953,685

Total assets	3,551,230,982	4,099,723,773	4,298,639,081	689,979,146

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Payables and accrued expenses	171,610,885	172,464,838	238,594,085	38,296,991
Advances from distributors	82,327,669	88,701,101	93,468,209	15,002,681
Due to related parties	540,345	1,145,433	598,953	96,139
Deferred revenue	529,204,385	502,029,007	486,024,501	78,012,311
Unrecognized tax benefit	44,451,522	47,579,967	47,579,967	7,637,111
Tax payable	38,561,157	32,646,444	48,121,958	7,724,107
Deferred tax liabilities	148,219,632	112,482,669	112,282,639	18,022,606

Total current liabilities	1,014,915,595	957,049,459	1,026,670,312	164,791,946

Non-current liabilities:
Deferred tax liabilities	14,882,313	25,228,303	32,311,676	5,186,382

Total non-current liabilities	14,882,313	25,228,303	32,311,676	5,186,382

Total liabilities	1,029,797,908	982,277,762	1,058,981,988	169,978,328

Shareholders’ equity
Ordinary shares
(Par value US$0.0000002 per share; 500,000,000 shares authorized as at Dec 31, 2011, Sep 30, 2012 and Dec 31, 2012 respectively; 273,110,626 shares issued and 235,234,959 shares outstanding at Dec 31,2011 , 273,110,626 shares issued and 236,479,772 shares outstanding at Sep 30, 2012, 273,110,626 shares issued and 239,252,672 shares outstanding at Dec 31, 2012 )	430	430	430	69
Additional paid-in capital	4,350,262,526	4,483,677,511	4,456,659,188	715,343,123
Statutory reserves	14,125,819	14,125,819	48,596,713	7,800,310
Accumulated other comprehensive loss	(401,229,786)	(408,478,961)	(392,313,594)	(62,970,674)
Retained earnings	655,013,363	1,119,740,300	1,087,615,133	174,574,266
Treasury stock	(2,122,524,316)	(2,145,387,206)	(2,006,420,168)	(322,052,642)

Total Giant Interactive Group Inc.’s equity	2,495,648,036	3,063,677,893	3,194,137,702	512,694,452

Non controlling interests	25,785,038	53,768,118	45,519,391	7,306,366

Total shareholders’ equity	2,521,433,074	3,117,446,011	3,239,657,093	520,000,818

Total liabilities and shareholders’ equity	3,551,230,982	4,099,723,773	4,298,639,081	689,979,146

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FOR IMMEDIATE RELEASE

GIANT Interactive Group Inc.

CONSOLIDATED statements of operations AND COMPREHENSIVE INCOME

	Three months ended
	December 31	September 30	December 31	December 31
	2011	2012	2012	2012
	(RMB)	(RMB)	(RMB)	(US$)
	Unaudited	Unaudited	Unaudited	Unaudited
Net revenue:
Online games	469,614,866	523,808,979	555,672,075	89,191,518
Licensing revenues	14,333,706	14,550,927	10,032,855	1,610,384
Other revenue, net	10,898,184	4,869,426	5,963,877	957,268

Total net revenue	494,846,756	543,229,332	571,668,807	91,759,170

Cost of services	(67,711,021)	(75,139,809)	(78,505,482)	(12,600,999)

Gross profit	427,135,735	468,089,523	493,163,325	79,158,171

Operating (expenses) income:
Research and product development	(69,199,217)	(76,055,754)	(96,545,750)	(15,496,661)
Sales and marketing	(55,258,951)	(37,388,125)	(38,870,216)	(6,239,100)
General and administrative	(27,430,720)	(38,290,384)	(34,208,506)	(5,490,844)
Government financial incentives	17,746,000	10,000,000	10,430,000	1,674,130

Total operating expenses	(134,142,888)	(141,734,263)	(159,194,472)	(25,552,475)

Income from operations	292,992,847	326,355,260	333,968,853	53,605,696

Interest income	14,497,627	31,266,605	26,552,367	4,261,949
Other income, net	8,441,963	6,578,424	9,269,933	1,487,927
Investment income(loss)	666,667	-	(243,937,113)	(39,154,606)

Income before income tax expenses	316,599,104	364,200,289	125,854,040	20,200,966

Income tax expense	(39,880,797)	(30,860,090)	(28,686,961)	(4,604,575)
Share of loss of equity investee	(5,591,915)	(1,179,641)	(424,473)	(68,133)

Net Income	271,126,392	332,160,558	96,742,606	15,528,258

Net income attributable to non controlling interests	(24,680,568)	(20,500,615)	(14,052,307)	(2,255,551)

Net income attributable to the Company’s shareholders	246,445,824	311,659,943	82,690,299	13,272,707

Other comprehensive income (loss), net of tax
Foreign currency translation (loss) gain	(4,075,051)	2,119,300	(2,853,565)	(458,029)
Unrealized holding (losses) income	(8,879,464)	(1,133,685)	19,018,933	3,052,749

Total other comprehensive income (loss), net of tax	(12,954,515)	985,615	16,165,368	2,594,720

Comprehensive income	233,491,309	312,645,558	98,855,667	15,867,427

Earnings per share:

Basic	1.05	1.32	0.35	0.06
Diluted	1.05	1.28	0.34	0.05

Weighted average ordinary shares:

Basic	235,584,292	236,534,154	238,308,804	238,308,804
Diluted	235,584,292	243,395,859	243,966,387	243,966,387

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FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP INC.

CONSOLIDATED statements of operations AND COMPREHENSIVE INCOME

	For the year ended
	December 31	December 31	December 31
	2011	2012	2012
	(RMB)	(RMB)	(US$)
	Audited	Unaudited	Unaudited
Net revenue:
Online games	1,701,343,096	2,074,950,188	333,052,469
Licensing revenues	54,537,719	52,186,105	8,376,447
Other revenue, net	36,336,494	24,758,274	3,973,977

Total net revenue	1,792,217,309	2,151,894,567	345,402,893

Cost of services	(257,246,446)	(288,361,076)	(46,285,144)

Gross profit	1,534,970,863	1,863,533,491	299,117,749

Operating (expenses) income:
Research and product development	(230,209,370)	(326,792,503)	(52,453,813)
Sales and marketing	(169,981,540)	(146,452,268)	(23,507,210)
General and administrative	(103,727,165)	(148,708,274)	(23,869,324)
Government financial incentives	47,746,000	63,644,000	10,215,566

Total operating expenses	(456,172,075)	(558,309,045)	(89,614,781)

Income from operations	1,078,798,788	1,305,224,446	209,502,968

Interest income	141,587,341	105,833,413	16,987,434
Other income, net	43,558,342	34,844,307	5,592,897
Investment income(loss)	3,047,619	(243,626,993)	(39,104,829)

Income before income tax expenses	1,266,992,090	1,202,275,173	192,978,470

Income tax expenses	(352,378,221)	(124,203,884)	(19,936,098)
Share of loss of an equity investee	(8,218,001)	(6,117,163)	(981,872)

Net income	906,395,868	1,071,954,126	172,060,500

Net income attributable to non-controlling interest	(26,428,994)	(78,234,120)	(12,557,442)

Net income attributable to the Company’s shareholders	879,966,874	993,720,006	159,503,058

Other comprehensive loss, net of tax
Foreign currency translation	(84,727,808)	2,745,239	440,641
Unrealized holding (losses) income	(15,997,558)	6,170,954	990,506

Total other comprehensive income (loss), net of tax	(100,725,366)	8,916,193	1,431,147

Comprehensive income	779,241,508	1,002,636,199	160,934,205

Earnings per share:

Basic	3.79	4.20	0.67
Diluted	3.79	4.13	0.66

Weighted average ordinary shares:

Basic	232,004,879	236,796,818	236,796,818
Diluted	232,004,879	240,821,127	240,821,127

19